UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2007

Date of Report (Date of Earliest Event Reported)

_____________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

_____________________

We hereby inform the Shareholders of Embotelladora Andina S.A. that we have presented to the Chilean Superintendency of Securities and Insurance on April 27, 2007 the following supplementary information to our Annual Report for the year 2006.

(A)

Regarding the Board of Directors of Embotelladora Andina S.A. we inform that for the period ended December 31, 2006, it did not incur in any consulting expenses.

(B)

Regarding the Directors’ Committee of Embotelladora Andina S.A. we inform that with respect to the duties developed by this Committee:

Following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N° 18,046 we report the following:

1.

To examine the reports of external auditors and account inspectors accordingly of the balance sheets and other financial statements presented by the administrators or our liquidators of the Company to the shareholders and to take a position on such reports before they are presented to shareholders for their approval.

These matters were addressed during Sessions N° 31, on January 23, 2006; N°32 on February 1, 2006; N°35 on April 25, 2006; N° 37 on July 24, 2006; N°40 on September 25, 2006; N°41 on October 24, 2006; and N° 44 on December 18, 2006.

2.

To propose the External Auditors and Private Rating Agencies to the Board of Directors, which will then be submitted to the corresponding Shareholders’ Meeting. In the event of disagreements with the Committee, the Board may make its own proposals and both will be submitted to the Shareholders’ Meeting.

This matter was addressed during Session N° 33 on March 27, 2006.

3.

Examine information regarding the operations referred to by Articles 44 and 89 and report on these operations.

These matters were addressed during Sessions N°31 on January 23, 2006; N°32 on February 1, 2006; N°34 on April 17, 2006; N°37 on July 24, 2006; N°38 on August 8, 2006; N°39 on August 28, 2006; and N°43 on November 29, 2006.

4

Examine salary and compensation plans for Managers and Principal Officers.

This matter was addressed during Session N°43 on November 29, 2006.

5.

All other matters required by company bylaws or that may be required by a Shareholders’ Meeting or by the Board of Directors.

The following matters among others were addressed:

The matter and respective session were the following:

(i)

Internal Audit Planning for Subsidiaries: Session N°31 on January 23, 2006;

(ii)

Review Anonymous Reports: Sessions N° 32 on February 1, 2006; N°38 on August 8, 2006; Session N° 39 on August 28, 2006; Session N° 40 on September 25, 2006; Session N° 42 on October 30, 2006; and N° 43 on November 29, 2006.

(iii)

Review Annual Report: Session N° 33 on March 27, 2006.

(iv)

Review and approve 20F: Session N° 36 on June 27, 2006

(v)

Review Code of Business Conduct: Session N° 36 on June 27, 2006.

(vi)

Review Procedure for Anonymous Reports: Session N° 36 on June 27, 2006

(vii)

Sarbanes & Oxley Act Presentation: Session N° 39 on August 28, 2006.

(viii)

Contingency Report: Session N° 40 on September 25, 2006, and Session N° 42 on October 30, 2006.

(ix)

Status of External Auditors Recommendations: Session N° 44 on December 18, 2006.

(C)

With respect to the use or not of the Ch$50 million budget approved by the General Shareholders’, we inform that this amount was reassigned by the same Committee in favor of the Audit Committee (established in accordance to the U.S. Sarbanes & Oxley Act).  Hence, and in accordance with what was informed on page 14 of our Annual Report, the main expenses incurred were for the review and audit of information system controls required by Section 404 of the Sarbanes & Oxley Act, and which amounted to Ch$52 million.

(D)

Regarding severance payments to former managers or former main officers of Embotelladora Andina S.A. we inform that for the period ended December 31, 2006 the amount paid was Ch$104,934,111.-

As a supplement of the information on page 103-Compensation Principal Officers we inform that for the period ended December 31, 2006, of the Th$2,807,794 paid to the main officers of Embotelladora Andina S.A., the variable portion was 43% and for the period ended December 31, 2005 of the Th$2,576,384 paid to the main officers of Embotelladora Andina S.A., the variable portion was 40%.

(E)

Regarding the table presented on page 102, the apparent difference or non-coincidence, is given by what was informed as Attachment A of Circular 585 required by the Chilean Superintendency of Securities and Insurance, because the information therein has been “consolidated” for the sale of shares made by Inversiones San Andrés Limitada on December 21, 2006. We include as Exhibit A the corrected table reflecting each transaction individually (but which together represent the same amounts as those reported on page 102 of the Annual Report).

FREE TRANSLATION

Exhibit A

		2006 Series A							2006 Series B
	Relationship	Shares Purchased	Price of Transaction	Total amount of Transaction	Shares Sold	Price of Transaction	Total amount of Transaction	Purpose	Shares Purchased	Price of Transaction	Total amount of Transaction	Shares Sold	Price of Transaction	Total amount of Transaction	Purpose
Luis Gonzalo Vergara Doxrud	Andina Officer	—	—	—	—	—	—	—	—	—	—	10,000	1,275.0	12,750,000	Financial Investment
Inversiones Newport Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	12,000,000	1,280.0	15,360,000,000	Transfer
Inversiones San Andrés Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	6,200,000	1,275.0	7,905,000,000	Transfer
Inversiones San Andrés Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	2,000,000	1,363.2	2,726,480,000	Transfer
Inversiones San Andrés Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	7,703,600	1,470.0	11,324,292,000	Transfer
Inversiones Dolovan Chile Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	7,703,600	1,470.0	11,324,292,000	—	—	—	Transfer
Inversiones San Andrés Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	15,474,983	1,470.0	22,748,225,010	Transfer
Inversiones Nueva Sofía Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	15,474,983	1,470.0	22,748,225,010	—	—	—	Transfer
Inversiones San Andrés Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	2,500,000	1,470.0	3,675,000,000	Transfer
Inversiones Nueva Sofía Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	2,500,000	1,470.0	3,675,000,000	—	—	—	Transfer

		2005 Series A							2005 Series B
	Relationship	Shares Purchased	Price of Transaction	Total amount of Transaction	Shares Sold	Price of Transaction	Total amount of Transaction	Purpose	Shares Purchased	Price of Transaction	Total amount of Transaction	Shares Sold	Price of Transaction	Total amount of Transaction	Purpose
Albert Cussen M.	Director	—	—	—	15,000	1,024.8	15,371,400	Financial Investment	—	—	—	15,000	1,037.8	15,567,600	Financial Investment
Inv. Puerto Sofía Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	13,601,132	—	—	Transfer
Inv. San Andrés Lt S.A.	Related to Controlling Shareholder	—	—	—	—	—	—	—	13,601,132	—	—	—	—	—	Transfer
Cecilia García Huidobro	Andina Officer’s Spouse	—	—	—	1,000	178.0	178,000	Financial Investment	—	—	—	1,000	1,300.0	1,300,000	Financial Investment
Inv. Santa Virginia Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	—	—	—	23,120,484	1,350.0	31,212,653,400	Financial Investment
Inversiones Newport Ltda.	Related to Controlling Shareholder	—	—	—	—	—	—	—	23,120,484	1,350.0	31,212,653,400	—	—	—	Financial Investment
Inv. y Asesorías Vasconia Ltda.	Related to Controlling Shareholder	15,000	1,024.8	15,371,400	—	—	—	Financial Investment	15,000	1,037.8	15,567,600	—	—	—	Financial Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, May 10, 2007